Exhibit A

Local Investor Raises Offer to Purchase Sunnyside Bancorp, Inc.

August 27, 2021.  Kenneth J. Torsoe of Suffern, Rockland County, New York, announced today that he is willing to pay, through a to-be-formed holding company, $22.00 per share to purchase all of the shares of stock of Sunnyside Bancorp, Inc., the holding company for Sunnyside Federal Savings and Loan Association of Irvington, New York. This offer is a substantial increase over the amended $20.25 proposed to be paid by Rhodium BA Holdings LLC as announced in a Form 8-K filing by Sunnyside on August 26, 2021.

Mr. Torsoe has demanded that Sunnyside immediately stop ignoring his offers and negotiate a deal with him. Under the terms of the definitive agreement with Rhodium, the Board of Sunnyside must make a determination as to whether the offer from Mr. Torsoe is superior to the proposal from Rhodium and then give Rhodium 5 business days to increase its offer. Recent developments make it clear that the $20 offer was found to be superior to the Rhodium prior offer of $18.50 and, after giving Rhodium the opportunity to increase its offer, Rhodium increased its offer to $20.25. The Board should immediately determine that $22.00 per share is more than $20.25 and give Rhodium 5 business days to increase its offer. The process should be completed by the day after Labor Day. Therefore, Mr. Torsoe stated that he will withdraw his offer if the Sunnyside Board does not accept his proposal by noon on September 10, 2021.

Mr. Torsoe also offers the Board of Sunnyside an alternate approach to finalizing the arrangement. He is willing to conduct a simple auction in which Sunnyside, its legal counsel, Rhodium, its legal counsel and Mr. Torsoe’s representatives sit in a room together, with the starting per share bid being his offer of $22 per share. If Rhodium is willing to increase its offer, they can put a higher number on the table, and then the parties can go back and forth and resolve the issues in one day.

Mr. Torsoe explained, “I have made multiple proposals to acquire Sunnyside going back almost two years. We have been treated poorly by Sunnyside, which has repeatedly ignored us while continuing to lose money. I am ready to go elsewhere if they continue to breach their fiduciary duty. I cannot continue to increase the price I am willing to pay while management and the board continue to fritter away the bank’s capital by losing money. My current offer is well above normal bank book multiples. The Board and management should get out of the way and allow the shareholders to get the benefits they deserve.”

The data support Mr. Torsoe’s claim that Sunnyside has repeatedly been losing money. Except for a small positive net income reported in 2018, Sunnyside Bancorp has lost money according to its own filings with the Securities and Exchange Commission back to 2016 as shown in the following table:

Period	Net Income (Loss)
First six months of 2021	$ (794,206)
Full year 2020	$ (235,628)
Full year 2019	$ (338,156)
Full year 2018	$ 52,106
Full year 2017	$ (327,049)
Full year 2016	$ (117,419)
Full year 2015	$ (80,483)

Mr. Torsoe is represented by Jay L. Hack, Esq. of Gallet Dreyer & Berkey, LLP (JLH@GDBLAW.COM) and Rudolph Zodda, Esq. of Bleakley Platt & Schmidt, LLP (RZODDA@BPSLAW.COM).

Nothing contained herein should be interpreted as creating an obligation to commence a tender offer, but in accordance with the regulations of the Securities and Exchange Commission, please be advised as follows:

Stockholders of Sunnyside Bancorp, Inc. should read the tender offer statement when and if it is available. It will contain important information. Stockholders can get the tender offer statement and other filed documents for free at the Securities and Exchange Commission web site as part of the SEC EDGAR filing system. All documents that may be filed by Mr. Torsoe or by the holding company to be formed may also be obtained from them for free, when filed, by requesting them at the email address: brabie3@gmail.com.